Sub-Item 77H
                                Change in Control

As of June 30, 2006, Charles Schwab & Co. Inc. ("Schwab") owned less than 1% of Golden Large Core Value Fund and no longer controlled the Fund due to the sale of Fund shares. As of June 30, 2006, Patterson and Company owned 77.72% of the Fund's shares and thus controlled the Fund due to purchases of Fund shares.

As of June 30, 2006, Charles Schwab & Co. Inc. ("Schwab") owned less than 1% of Golden Small Core Value Fund and no longer controlled the Fund due to the sale of Fund shares.